Exhibit 2.2

EUROGAS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2010

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements, the notes thereto and other financial information contained in the Corporation’s management’s discussion and analysis have been prepared by, and are the responsibility of the management of the Corporation. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management’s best estimates and judgments when appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee, which is comprised of directors, none of whom are employees of the Corporation, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review its consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors, which approves the consolidated financial statements.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

(signed)	(signed)

M. Jaffar Khan	David Bhumgara
President and	Chief Financial Officer
Chief Executive Officer

Toronto, Canada
February 16, 2011

EUROGAS CORPORATION	1

Independent Auditor’s Report

To the Shareholders of Eurogas Corporation

We have audited the accompanying consolidated financial statements of Eurogas Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and the statements of cash flows for the years then ended, and the related notes including a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eurogas Corporation as at December 31, 2010 and 2009 and its results of operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

[Signed]
PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
February 16, 2011

EUROGAS CORPORATION	2

EUROGAS CORPORATION
CONSOLIDATED BALANCE SHEETS

As at December 31, 2010 and 2009
(expressed in thousands of Canadian dollars)
	2010	2009
ASSETS
Current
Cash	$2,578	$263
Accounts receivable	5,741	532
Prepaids	1,295	93
Inventory	902	-
Investments (Note 3)	836	74,459
Loan receivable (Note 4)	560	660
Taxes recoverable	30	91
	11,942	76,098

Property, plant and equipment (Note 5)	144,445	79
Deferred exploration costs (Note 12)	21,470	21,176
Equity accounted investment in Escal (Note 11)	4,476	4,261
Future income taxes (Note 14)	615	305
	$182,948	$101,919

LIABILITIES
Current
Bank loan (Note 6)	$62,371	$-
Accounts payable and accrued liabilities	6,162	1,367
Current asset retirement obligations (Note 7)	2,728	-
	71,261	1,367

Asset retirement obligations (Note 7)	16,301	1,603
Non-controlling interest (Note 8)	1,430	1,656
	88,992	4,626

SHAREHOLDERS' EQUITY
Share capital (Note 9)	97,746	97,746
Contributed surplus (Note 9)	5,746	5,120
Deficit	(9,612)	(5,837)
Accumulated other comprehensive income	76	264
	93,956	97,293
	$182,948	$101,919
The accompanying notes are an integral part of these consolidated financial statements.

Commitments (Note 16)

On behalf of the Board:

(Signed)	(Signed)

Derek H.L. Buntain	Garth A.C. MacRae
Director	Director

EUROGAS CORPORATION	3

EUROGAS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2010 and 2009
(expressed in thousands of Canadian dollars except per share amounts)
	2010	2009
REVENUES
Oil and gas sales	$19,520	$-
Royalties	(3,040)	-
Net sales	16,480	-
Interest and other	352	1,521
	16,832	1,521
EXPENSES
Cost of sales	5,360	-
Transportation	359	-
General and administrative	5,488	3,937
Risk management loss	455	-
Depreciation, depletion and accretion	7,310	616
Interest	2,160	4
Foreign exchange loss	414	413
	21,546	4,970

LOSS FROM OPERATIONS	(4,714)	(3,449)

Share of earnings (losses) of equity accounted investment (Note 11)	4	(25)

INCOME TAX RECOVERY (Note 14)
Current	(11)	(82)
Future	(759)	(51)
	(770)	(133)

NET LOSS BEFORE
NON-CONTROLLING INTEREST	(3,940)	(3,341)

Non-controlling interest (Note 8)	165	183

NET LOSS FOR THE YEAR	$(3,775)	$(3,158)

BASIC AND DILUTED
NET LOSS PER SHARE (Note 13)	$(0.02)	$(0.02)
The accompanying notes are an integral part of these consolidated financial statements.

EUROGAS CORPORATION	4

EUROGAS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2010 and 2009
(expressed in thousands of Canadian dollars)
	2010	2009
NET LOSS FOR THE YEAR	$(3,775)	$(3,158)
Other comprehensive loss
Net foreign currency loss on investment in self-sustaining operations, net of taxes of $37 (2009 - $29)	(255)	(207)
Non-controlling interest (Note 8)	67	54
OTHER COMPREHENSIVE LOSS	(188)	(153)

COMPREHENSIVE LOSS FOR THE YEAR	$(3,963)	$(3,311)
The accompanying notes are an integral part of these consolidated financial statements.

EUROGAS CORPORATION	5

EUROGAS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2010 and 2009
(expressed in thousands of Canadian dollars)
				Accumulated
				Other
		Contributed		Comprehensive
	Share Capital	Surplus	Deficit	(Loss) Income	Total
Balance, December 31, 2008	$97,521	$4,954	$(2,447)	$417	$100,445
Net loss	-	-	(3,158)	-	(3,158)
Stock based compensation	-	270	-	-	270
Other comprehensive loss	-	-	-	(153)	(153)
Issue costs	(7)	-	-	-	(7)
Costs of dividend-in-kind	-	-	(232)	-	(232)
Exercise of options	232	(104)	-	-	128
Balance, December 31, 2009	97,746	5,120	(5,837)	264	97,293
Net loss	-	-	(3,775)	-	(3,775)
Stock based compensation	-	626	-	-	626
Other comprehensive loss	-	-	-	(188)	(188)
Balance, December 31, 2010	$97,746	$5,746	$(9,612)	$76	$93,956
The accompanying notes are an integral part of these consolidated financial statements.

EUROGAS CORPORATION	6

EUROGAS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2010 and 2009
(expressed in thousands of Canadian dollars)
	2010	2009

OPERATING ACTIVITIES
Net loss for the year	$(3,775)	$(3,158)
Non-cash items in operations
Share of (earnings) losses from equity accounted investment	(4)	25
Depreciation, depletion and accretion	7,310	616
Gains on short term investments	(267)	(1,492)
Unrealized risk management losses	453	-
Future income taxes	(759)	(51)
Non-controlling interest	(165)	(183)
Stock based compensation	632	333
Other	101	183
	3,526	(3,727)
Changes in:
Accounts receivable	(3,568)	79
Accounts payable and accrued liabilities	3,843	440
Prepaids	(451)	(32)
Inventory	(143)	-
Taxes recoverable	60	(53)
	3,267	(3,293)
FINANCING ACTIVITIES
Changes in bank loan arrangements, net	62,371	-
Costs of dividend-in-kind	-	(285)
Issuance of shares, net of issue costs	-	118
Notes receivable	-	2,311
	62,371	2,144
INVESTING ACTIVITIES
Redemptions of short term investments, net	74,188	2,582
Acquisition of oil and gas properties (Note 2)	(131,725)	-
Investment in property, plant and equipment	(3,765)	(10)
Deferred exploration expenditures	(3,378)	(3,550)
Reclamation expenditures	(235)	-
Proceeds from settlement of Seawolf litigation	1,592	-
	(63,323)	(978)

INCREASE (DECREASE) IN CASH	2,315	(2,127)
CASH, BEGINNING OF YEAR	263	2,390
CASH, END OF YEAR	$2,578	$263

Cash flows from operating activities include the following:
Interest paid	$2,160	$4
Taxes recovered	$72	$29
The accompanying notes are an integral part of these consolidated financial statements.

EUROGAS CORPORATION	7

EUROGAS CORPORATION
NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2010 and 2009 Tabular dollar amounts in thousands of Canadian dollars, except per share amounts

Eurogas Corporation (“Eurogas” or the “Corporation”) is an oil and natural gas company with a mandate to create long-term value through the exploration, development, production and marketing of oil and natural gas and other high impact energy projects. On February 2, 2011, the Corporation announced that it received approval for the listing of its common shares on the Toronto Stock Exchange (“TSX”) under the symbol “EUG” effective February 4, 2011. The Corporation’s common shares previously traded on the TSX Venture Exchange.

The Corporation’s operating interests include its 100% ownership interest in Dundee Energy Limited Partnership (“DELP”), a limited partnership involved in the exploration, development and production of oil and gas properties in southern Ontario, Canada, and a 73.7% interest in Castor UGS Limited Partnership (“CLP”), its principal asset being a 33% interest in Escal UGS S.L. (“Escal”), the owner of the Castor underground gas storage project located in Spain.

The Corporation also holds a preferred share interest in Eurogas International Inc. (“Eurogas International”), an oil and gas exploration company that holds a 45% joint venture interest in the one million acre Sfax permit offshore Tunisia (the “Sfax Permit”). The Corporation has determined that Eurogas International is a variable interest entity (“VIE”) for which the Corporation is the primary beneficiary. Accordingly, the accounts of Eurogas International have been consolidated in these financial statements.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements of the Corporation have been prepared by management and are in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are in Canadian dollars unless otherwise specified.

Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation, its subsidiaries and VIEs for which the Corporation is the primary beneficiary, as well as the Corporation’s proportionate share of assets, liabilities, revenues and expenses of joint ventures in which it participates. All intercompany transactions have been eliminated in these consolidated financial statements. The non-controlling interests in the net book value of subsidiaries and in their net earnings are included as separate line items in the consolidated balance sheets and consolidated statements of operations, respectively.

Use of Estimates
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. These estimates are made based on information available as at the date of issuance of these consolidated financial statements. Actual results could differ materially from those estimates.

EUROGAS CORPORATION	8

Key areas of estimation, where management has made difficult, complex or subjective judgments include the determination of fair values of net assets acquired, including the identification and measurement of intangible assets, the determination of the liability associated with future site reclamation costs, the assessment of impairment related to oil and gas properties and exploration and evaluation activities, fair value of financial instruments, inventory values, depreciation and depletion rates, income taxes and stock based compensation. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future years on the consolidated financial statements could be significant.

Foreign Currency Translation
Foreign currency denominated amounts are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rates in effect at the consolidated balance sheet dates for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items.

Translation gains or losses are generally included in the determination of net earnings. Translation gains or losses arising on translation of foreign denominated equity accounted investments are included in other comprehensive income (“OCI”) until there has been a realized reduction in the investment.

Inventories
Inventories of oil and natural gas liquids are valued at the lower of cost and their net realizable value.

Financial Instruments
The Corporation’s financial instruments are classified as held-for-trading, loans and receivables, risk management contracts or other financial liabilities.

All financial assets are measured at fair value with the exception of accounts receivable and loan receivable, which are carried at amortized cost, and equities that do not have quoted market values in active markets. The fair value of a financial instrument represents the Corporation’s estimate of the price at which the instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction. Fair value is generally determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities or other third party evidence. Equity securities that do not have a quoted market price are carried at cost. Both realized and unrealized gains and losses from changes in fair value are recorded in net earnings.

Risk Management Contracts
The Corporation manages its exposure to changes in commodity prices and associated earnings volatility by periodically entering into derivative risk management contracts in accordance with its risk management policy. Risk management contracts are carried at fair value and are generally reported as accounts receivable in circumstances when they have a positive fair value and accounts payable and accrued liabilities when they have a negative fair value. Both realized and unrealized gains and losses from changes in fair value are recorded in earnings. The estimated fair values of risk management contracts are based on valuation models that include discounted cash flows derived from expected future commodity prices as quoted on major commodity exchanges.

Financial Liabilities
Financial liabilities include all liabilities, other than risk management contracts. Financial liabilities are recorded at amortized cost using the effective interest method.

EUROGAS CORPORATION	9

Property, Plant and Equipment

Oil and Gas Rights, Exploration, Development and Production Costs, Southern Ontario, Canada
The Corporation follows the full-cost method of accounting for exploration, development and production expenditures whereby all costs related to these activities, including asset retirement costs, are accumulated in a separate geographic cost center. Costs include the acquisition of leases and oil and gas rights, geological and geophysical expenditures, carrying costs of non-productive properties, equipment costs and that portion of general and administrative expenses directly attributable to these activities. Expenditures that improve the productive capacity or extend the life of a property are capitalized to the full-cost accounting pool. Maintenance and repairs are generally expensed as incurred.

Capitalized costs associated with resource properties with proved reserves, adjusted for estimated future costs to be incurred in developing such proved reserves, are depleted over estimated proved reserves using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis at a ratio of 6,000 cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of oil. Depletion rates are updated annually unless there is a material change in circumstances, in which case they are updated more frequently. Acquisition costs of probable reserves are not depleted or depreciated while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Amounts recorded for depreciation and depletion are based upon estimates of oil and natural gas reserves and estimates of future costs to develop such proved reserves. By their nature, these estimates are subject to measurement uncertainty, and the effect of changes in such estimates in future years on the consolidated financial statements could be significant.

The Corporation calculates a ceiling test whereby the net capitalized costs of properties cannot exceed the sum of the undiscounted cash flows expected to result from the properties using proved reserves. Cash flows are calculated based on forecasted future prices and adjusted for the Corporation’s contracted prices and quality differentials. If there is impairment, the magnitude of it would be calculated by comparing the carrying amount of property, plant and equipment to the estimated net present value of future cash flows from proved plus risked probable reserves. A risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flows would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statements of operations.

Tangible Assets
Tangible assets used in the exploration, development and production of oil and gas properties are depreciated over the estimated economic life of the asset. The Corporation’s pipeline infrastructure is depreciated using the unit of production method. Other tangible assets are depreciated on a straight line or declining balance basis. Annual depreciation rates adopted by the Corporation range from 2% to 35%.

Asset Category	Amortization Method	Amortization Rate
Pipeline infrastructure	Unit of Production	n/a
Machinery and equipment	Straight line	3% to 12%
Land and buildings	Straight line	2% to 5%
Office equipment, computer hardware and software	Declining balance	10% to 35%

Tangible assets also include the Corporation’s inventory of supplies and spare parts, which are carried at the lower of their cost and net realizable value.

EUROGAS CORPORATION	10

Deferred Exploration Costs
Consistent with exploration and evaluation activities carried out in southern Ontario, Canada, the Corporation follows the full-cost method of accounting for exploration and evaluation expenditures incurred on its Tunisian project. Accordingly, all costs, including asset retirement costs, are accumulated in a separate geographic cost centre. Costs include lease acquisitions, geological and geophysical expenditures, carrying costs of non-productive properties, equipment costs and that portion of general and administrative expenses directly attributable to exploration and evaluation activities.

Proceeds received by the Corporation for the disposal of properties or in farmout arrangements, are normally deducted from the full-cost pool without recognition of a gain or loss. When such a disposal would alter the depreciation rate of the pool by more than 20 percent, a gain or loss would be recognized.

The Corporation evaluates the carrying value of its deferred exploration costs at least annually, or when events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the carrying value of deferred exploration costs is assessed not to be recoverable, an impairment loss is recognized.

Equity Accounted Investment
The Corporation’s investment in Escal is accounted for using the equity method whereby the Corporation recognizes its proportionate share of earnings or losses and of OCI generated by Escal in its own earnings or OCI, as applicable. An equity accounted investment may be written down if its carrying value exceeds its estimated fair value and, in the opinion of management, such a decrease is other-than-temporary in nature. A significant or prolonged decline in the fair value of an investment below its carrying value may be evidence of an other-than-temporary loss in value of an equity investment. Any impairment in equity accounted investments is recorded in earnings in the period in which the impairment is identified.

Asset Retirement Obligations
The Corporation recognizes the estimated liabilities associated with future abandonment and reclamation costs in its consolidated financial statements. Costs are estimated in consultation with third-parties and with the Corporation’s joint venture partners, where appropriate, and are based on current costs and technology. The obligations are initially measured at fair value and subsequently adjusted for the accretion of any discount and any changes to the underlying estimated cash flows. The asset retirement obligations are capitalized to property, plant and equipment or to deferred exploration costs, as appropriate. The Corporation reviews the obligations at the end of each reporting period. Revisions to the estimated costs and timing of cash flow will result in an increase or decrease to the asset retirement obligations.

Due to uncertainties concerning environmental remediation, the ultimate cost of future site reclamation could differ from amounts provided. The estimate of the total liability for future site reclamation costs is subject to change due to amendments to applicable laws and regulations and as new information concerning the Corporation’s operations becomes available. The Corporation is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form and substance that these laws and regulations may take.

Revenue Recognition
Revenue associated with the Corporation’s production and sale of crude oil, natural gas, and natural gas liquids is recognized when title is transferred to the customer and delivery has taken place. A portion of the Corporation’s production and sales activities are conducted jointly with others, and accordingly, these consolidated financial statements reflect only the proportionate interest of the Corporation in such activities.

Revenue from oil and gas sales is presented before royalty payments to third parties, including the government and other mineral interest owners. Royalties on production are recorded using rates in effect under the terms of contracts with such third parties at the time of production.

EUROGAS CORPORATION	11

Stock Based Compensation
The Corporation may issue stock based compensation awards to directors, employees and consultants. These arrangements may include stock options and other stock-based awards such as deferred share units.

The Corporation uses the fair value based method to account for stock based compensation. The value of stock based compensation, as at the date of grant, is recognized over the applicable vesting period as compensation expense, generally with a corresponding increase in contributed surplus. When stock options are exercised, the proceeds received, together with the amount in contributed surplus, are added to common share capital.

Income Taxes
The Corporation follows the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the substantive enactment date. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Per Share Information
Basic earnings (loss) per common share is computed by dividing the net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, where applicable, is calculated to reflect the dilutive effect of exercising outstanding share based awards by applying the treasury stock method.

2.	ACQUISITION OF ONTARIO OIL AND GAS PROPERTIES

On June 29, 2010, DELP acquired a 95% working interest in onshore oil properties and a 65% working interest in offshore gas properties, all located in and around Lake Erie, Ontario. As part of the acquisition, DELP also acquired a 65% working interest in certain other tangible assets, including drilling and completion vessels, gas plants and compressor stations and a 100% interest in oil production facilities. The acquisition also provides for ownership of certain offshore and onshore seismic data. The assets were acquired for aggregate cash consideration of $131,725,000 including estimated transaction costs of $3,117,000. A preliminary allocation of the cash consideration paid to the various net assets acquired was based on an estimate of their underlying fair values and is summarized below:

Net assets acquired
Property, plant and equipment*	$147,289
Prepaids	751
Inventory	758
Investment in Lake Erie Limited Partnership	300
Accounts receivable	150
149,248
Asset retirement obligation	(17,038)
Future income tax liability	(485)
$131,725
Aggregate purchase price
Cash	$131,725
$131,725
*Includes capitalization of $17,038,000 future abandonment and reclamation costs and associated taxes of $485,000.

EUROGAS CORPORATION	12

The purchase and sale agreement between DELP and the vendor provide DELP with the right to ascertain and verify any purchase price adjustments proposed by the vendor, through a formal audit or otherwise, prior to June 29, 2011. Accordingly, the allocation of the purchase price to the net assets acquired may not be finalized and may be subject to adjustment.

3.	INVESTMENTS

As at December 31,	2010	2009
Short term investments	$61	$74,459
Publicly listed equity securities	475	-
Investment in Lake Erie Limited Partnership	300	-
	$836	$74,459

Short term investments consist of guaranteed investment certificates (“GICs”) issued by a Canadian Schedule I Chartered Bank. During the year ended December 31, 2010, the Corporation recognized interest income of $160,000 (2009 - $1,481,000) in respect of these investments. At December 31, 2010, the Corporation held GICs with a par value of $60,000 (2009 - $74,360,000).

The Corporation’s investments in publicly listed securities have been designated as held-for-trading financial assets and as such, changes in their fair values are recorded in net earnings. During the year ended December 31, 2010, the Corporation recognized unrealized appreciation in publicly listed equity securities of $108,000 (2009 - $nil).

As part of the acquisition of oil and gas properties (Note 2), the Corporation acquired a 21.66% interest in the Lake Erie Limited Partnership, a limited partnership with oil and natural gas rights in Ontario. As its investment in the Lake Erie Limited Partnership does not have a quoted market price, the Corporation carries its investment at original cost.

4.	LOAN RECEIVABLE

Amounts advanced to Escal for utilization in the development of its underground gas storage project in Spain, are reflected in the Corporation’s consolidated financial statements as a loan receivable. Amounts advanced are denominated in Euros. The loan receivable is non-interest bearing and has no fixed term to maturity.

	Canadian dollars	Euros
Balance, December 31, 2008	$3,197	€1,876
Received during the year ended December 31, 2009	(2,311)	(1,435)
Foreign exchange loss	(226)	-
Balance, December 31, 2009	$660	€441
Adjustment during the year ended December 31, 2010	(25)	(20)
Foreign exchange loss	(75)	-
Balance, December 31, 2010	$560	€421

EUROGAS CORPORATION	13

5.	PROPERTY, PLANT AND EQUIPMENT

	2010			2009
		Accumulated	Net	Net
		Depreciation and	Book	Book
	Cost	Depletion	Value	Value
Intangible assets
Oil and natural gas rights	$96,117	$(5,143)	$90,974	$-
Land rights on undeveloped property	836	-	836	-
Tangible assets
Pipeline infrastructure	23,408	(926)	22,482	-
Machinery and equipment	20,255	(554)	19,701	-
Land and buildings	4,525	(12)	4,513	-
Office equipment, computer hardware and software	991	(673)	318	79
Other
Spare parts inventory	1,490	-	1,490	-
Work in progress	4,131	-	4,131	-
	$151,753	$(7,308)	$144,445	$79

Included in property, plant and equipment are recently purchased oil and natural gas properties in and around Lake Erie, Ontario (Note 2) at their acquired cost of $147,289,000. Since the acquisition, the Corporation has capitalized development and production costs associated with these assets of $3,765,000.

The Corporation performed an impairment (ceiling test) review on its oil and natural gas properties at December 31, 2010 to ensure the carrying value is recoverable and does not exceed fair value. The following table summarizes the future benchmark prices the Corporation used in the ceiling test:

		Oil	Natural Gas
		Edmonton Par
		(delivered to Sarnia, ON)	Union Parkway
Reserve Prices	Year	CDN$ / bbl	CDN$ / Mcf
	2011	86.45	5.30
	2012	92.45	5.80
	2013	97.70	6.40
	2014	101.80	6.70
	2015	109.45	6.95
Average five year forecast		97.57	6.23

Actual prices used in the ceiling test were adjusted for oil and natural gas differentials specific to the Corporation’s operations. Management’s assessment is that there is no impairment of the oil and natural gas properties at December 31, 2010.

6.	BANK LOAN

On June 29, 2010, DELP established a credit facility in the amount of $80,000,000 with a syndicate comprised of certain Canadian chartered banks. The credit facility provides DELP with a revolving demand loan, subject to a tiered interest rate structure based on DELP’s net debt to cash flow ratio, as defined in the credit facility. Based on DELP’s current ratios, draws on the credit facility bear interest, at DELP’s option, at either the bank’s prime lending rate plus 3.0% for loans or letters of credit, or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 4.0%. DELP is subject to a standby fee of 0.55% on unused amounts under the credit facility.

EUROGAS CORPORATION	14

At December 31, 2010, DELP had drawn $65,641,000 pursuant to the credit facility, including $3,270,000 issued in the form of a letter of credit. Of the total amount drawn, $63,888,000 was in connection with the acquisition of oil and natural gas properties in Lake Erie, Ontario (Note 2), of which $1,517,000 was subsequently repaid. Available credit under the credit facility at December 31, 2010 was $14,359,000.

The credit facility is secured against all of the oil and natural gas properties owned by DELP. In addition, the Corporation has assigned a limited recourse guarantee of its units in DELP as further security pursuant to the credit facility. The credit facility is subject to certain covenants, including maintenance of minimum levels of working capital.

Interest expense relating to the credit facility since its establishment on June 29, 2010 was $2,147,000, including arrangement fees and standby fee charges.

7.	ASSET RETIREMENT OBLIGATIONS

The aggregate carrying amount of the Corporation’s asset retirement obligations is comprised of the expected future abandonment and reclamation costs associated with the oil and gas properties acquired in southern Ontario, Canada, as well as abandonment and reclamation costs in respect of Eurogas International’s Tunisian project (Note 12).

In June 2010 and in connection with the acquisition of oil and natural gas properties in Ontario, the Corporation estimated its abandonment and reclamation costs based on the Corporation’s net ownership in the wells and facilities acquired, the estimated cost to abandon and reclaim these wells and facilities and the estimated timing of the costs to be incurred in future periods. The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligation was $83,890,000, and is expected to be incurred over the next 64 years, with the majority of costs being incurred over the next 50 years. A credit adjusted risk-free rate of 6.65% and an inflation rate of 2% were used to calculate the present value of the asset retirement obligation at June 29, 2010 of $17,038,000.

At December 31, 2010, the total undiscounted amount of the estimated cash flows required to settle the asset retirement obligation in southern Ontario, Canada, is $83,655,000, with no changes made to the key assumptions used to determine the asset retirement obligation on June 29, 2010. The Corporation anticipates that it will be required to fund $1,034,000 of these abandonment and reclamation costs in 2011.

The following reconciles the Corporation’s asset retirement obligation relating to the oil and natural gas properties in southern Ontario, Canada:

Balance, January 1, 2010	$-
Liabilities incurred	17,038
Liabilities settled	(235)
Accretion expense	532
Balance, December 31, 2010	$17,335

As required by statute, the Corporation has provided the Ontario Ministry of Natural Resources with a letter of credit in respect of future abandonment costs. At December 31, 2010, the amount of the letter of credit was $3,270,000 (Note 6).

EUROGAS CORPORATION	15

8.	NON-CONTROLLING INTEREST

As at December 31,	2010	2009
Balance, January 1	$1,656	$1,884
Non-controlling interest in results of subsidiaries	(165)	(183)
Non-controlling interest in comprehensive loss	(67)	(54)
Non-controlling interest in variable interest entities	6	9
Balance, December 31	$1,430	$1,656

9.	SHARE CAPITAL

Issued and Outstanding
	Number of shares	Amount
Common shares outstanding, December 31, 2008	155,718,453	$97,521
Exercise of stock options during the year ended December 31, 2009	400,000	232
Issue costs during the year ended December 31, 2009	-	(7)
Common shares outstanding, December 31, 2009 and December 31, 2010	156,118,453	$97,746

Contributed Surplus

As at December 31,	2010	2009
Balance, January 1	$5,120	$4,954
Stock based compensation - stock options	626	263
Stock based compensation - deferred share units	-	61
Exercise of stock options	-	(104)
Exercise of deferred share units	-	(54)
Balance, December 31	$5,746	$5,120

10.	STOCK BASED COMPENSATION

Stock Option Plan
On June 14, 2010, the shareholders of the Corporation approved a share incentive plan (the “SIP”) pursuant to which the Corporation may issue up to 15,611,845 common shares of the Corporation to employees, directors and officers. Included in the SIP is a stock option plan component which replaces the Corporation’s previous stock option plan. The exercise price of each option issued pursuant to the terms of the SIP shall be established at the grant date by the directors of the Corporation and in all cases shall not be less than the closing price of the common shares of the Corporation on the trading day immediately preceding the grant date. Options are generally issued with a five-year term from the date of grant and are subject to vesting conditions whereby one third of the options granted vest immediately, with the remaining two thirds vesting over a two year period.

During the year ended December 31, 2010, the Corporation granted 3,215,000 stock options at an average exercise price of $0.81 per option. There were no options granted in the year ended December 31, 2009. The average fair value of the options granted during 2010 was $0.48.

EUROGAS CORPORATION	16

The fair value of the options granted was estimated at the grant date using an option pricing model with the following assumptions:

2010
Risk free interest rate	1.97% - 1.98%
Expected dividend yield	0.00%
Expected volatility	88.00%
Expected life of the options	5 years

During the year ended December 31, 2010, the Corporation recognized stock based compensation expense of $626,000 (2009 - $263,000) in respect of outstanding stock options.

A summary of the status of the stock option plan as at December 31, 2010 and 2009 and the changes during the years then ended is as follows:

		December 31, 2010		December 31, 2009
	Stock	Weighted Average	Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Opening	3,985,000	$1.26	5,205,000	$1.21
Granted	3,215,000	0.81	-	-
Exercised	-	-	(400,000)	0.32
Forfeited	(1,075,000)	1.54	(820,000)	1.35
Closing	6,125,000	$0.98	3,985,000	$1.26
Exercisable options	3,981,666	$1.07	3,918,333	$1.28

Option	Options	Options	Contractual Life
Price	Outstanding	Exercisable	Remaining (Years)
At $0.54	200,000	200,000	2.79
At $0.81	3,215,000	1,071,666	4.83
At $1.12	2,250,000	2,250,000	1.38
At $1.65	460,000	460,000	0.41

Deferred Share Unit Plan
The Corporation has established a deferred share unit plan (“DSUP”) pursuant to which directors, officers, employees and consultants of the Corporation or any affiliate of the Corporation may be granted deferred share units. The Compensation Committee of the Board of Directors administers the DSUP, which is intended to provide participants with a long-term incentive tied to the long-term performance of the Corporation’s common shares. Discretionary awards will be based on certain criteria, including services performed or to be performed.

The total number of deferred share units cannot exceed 4,000,000. At December 31, 2010, there were 355,000 deferred share units outstanding (2009 – 355,000).

As at December 31,	2010	2009
Balance, January 1	355,000	315,000
Granted	-	120,000
Redemption	-	(80,000)
Balance, December 31	355,000	355,000

EUROGAS CORPORATION	17

In 2009, the Corporation granted deferred share units to certain directors and officers. Aggregate compensation expense in respect of the issuance was $61,000. There were no deferred share units issued in 2010 and no associated compensation expense.

In the prior year, the Corporation paid cash of $54,000 to redeem 80,000 deferred share units that had been issued to certain former directors of the Corporation.

Stock Based Compensation Expense in Variable Interest Entity
During the year ended December 31, 2009, Eurogas International awarded stock options to certain of its directors and executive officers to purchase common shares of Eurogas International. In the year ended December 31, 2010, stock based compensation expense in respect of these stock option awards was $6,000 (2009 - $9,000).

11.	EQUITY ACCOUNTED INVESTMENT IN ESCAL

The Corporation’s 73.7% owned subsidiary, CLP, holds an interest in the Castor Exploration Permit through its 33% interest in Escal. The remaining interest in Escal is held by ACS Servicios Comunicaciones y Energia, S.L. (“ACS”). The Corporation accounts for its investment in Escal using the equity method.

As at December 31,	2010	2009
Carrying value, January 1	$4,261	$4,522
Transaction costs associated with Project Financing	500	-
Investment in equity accounted investment	3	-
Share of earnings (losses) from equity accounted investment	4	(25)
Share of other comprehensive loss from equity accounted investment	(292)	(236)
Carrying value, December 31	$4,476	$4,261

In July 2010, Escal entered into a €1.3 billion ten-year financing arrangement (the “Project Financing”) with a banking syndicate towards the construction and commissioning of the Castor underground gas storage project in Spain, which has an estimated cost of €1.5 billion in aggregate. The remaining €200 million required to complete the construction and commissioning of the Castor underground gas storage project is expected to be funded through equity contributions to Escal, including subordinated and/or participating loan arrangements. To provide security for the Project Financing, CLP and ACS have each pledged their respective shares in Escal to the banking syndicate.

During 2010 the Corporation accrued transaction costs of $500,000 in respect of the successful completion of the Project Financing.

Borrowings pursuant to the Project Financing require a minimum equity to debt ratio of 15% to 85%. In accordance with a memorandum of understanding (“MoU”) between the shareholders of Escal, ACS is obligated to provide all equity or quasi-equity funding, as may be required pursuant to the Project Financing. Notwithstanding ACS’s obligation to provide such equity financing, CLP retains a 33% interest in all distributions out of Escal, including distributions that may be made through repayment by Escal of amounts owing pursuant to subordinated and/or participating loan arrangements.

During 2010, Escal issued 138 par value shares for €7,000. To maintain its proportionate interest in Escal, CLP acquired 46 of the newly issued shares at a cost of €2,000 (Cdn$3,000). In addition and in order to comply with minimum equity to debt ratio requirements, ACS also contributed an issuance premium on the newly issued shares of €20,429,000 and it issued €5,500,000 in subordinated loans. CLP has not recognized the benefit of its 33% interest in the issuance premium and subordinated loans as the ultimate realization and measurement of the benefit is subject to a significant number of risks and uncertainties, including but not limited to, execution risk associated with the construction of the project, the availability and terms of future financing arrangements and the 50-year life span of the project.

EUROGAS CORPORATION	18

12.	INVESTMENT IN EUROGAS INTERNATIONAL INC.

The Corporation holds a $32,150,000 preferred share interest in Eurogas International. While the Corporation’s investment in Eurogas International is strictly limited to the preferred shares and the Corporation does not hold any common shares in Eurogas International, the nature of the Corporation’s preferred share investment requires the consolidation of the accounts of Eurogas International as it is considered a VIE pursuant to Canadian GAAP.

The obligatory consolidation of Eurogas International has resulted in the following amounts being reflected in the Corporation’s consolidated financial statements:

As at December 31,	2010	2009
Cash	$1,055	$186
Short term investments	61	4,005
Accounts receivable	1,537	57
Prepaids	47	78
Deferred exploration costs	21,470	21,176
Accounts payable	(223)	(554)
Asset retirement obligation	(1,694)	(1,603)
Non-controlling interest	(15)	(9)
	$22,238	$23,336

Represented by:
Preferred shares	$32,150	$32,150
Accrued interest	3,096	1,810
Payable to Eurogas Corporation	-	151
Accumulated deficit (recognized by the Corporation)	(13,008)	(10,775)
	$22,238	$23,336

The nature of the preferred shares limits the value of the Corporation’s interest in Eurogas International to the face value of the preferred shares, including any accrued interest, as well as any amount outstanding that may be payable by Eurogas International to the Corporation.

During the year ended December 31, 2010, aggregate capitalized costs related to Eurogas International’s deferred exploration costs in Tunisia were $3,378,000 (2009 - $3,357,000).

In May 2010, Eurogas International and its joint venture partner settled arbitration proceedings with Seawolf Oilfield (Cyprus) Limited and Seawolf Oilfield Services Limited for US$12 million, to be received by the joint venture over an 18 month period ending in October 2011. Eurogas International is entitled to 22.5% of the proceeds received. The settlement is secured by a guarantee from a recognized international bank.

During the year ended December 31, 2010, Eurogas International received cash of $2,131,000 (US$2,090,000) and recognized further amounts receivable of $1,492,000 (US$1,500,000), as its share of the expected settlement proceeds. Eurogas International applied $3,083,000 of the proceeds received or receivable as a reduction to the carrying value of its deferred exploration costs in Tunisia and also recovered $588,000 against legal expenses incurred in respect of the arbitration proceedings.

EUROGAS CORPORATION	19

As part of the Tunisian Hydrocarbon Committee’s approval of a two-year extension on Eurogas International’s exploration rights, which extends the primary term to December 8, 2011, Eurogas International is committed to drilling one new exploration well to a specified geological zone during the extension period.

The actual cost for the exploration well will depend on the selection of the prospect and location within the permit. In the event that the joint venture does not complete its work commitments as outlined in the terms of the extension, a compensatory payment of up to US$12 million (net US$5.4 million to Eurogas International) will be payable to the Tunisian regulatory bodies, less any amounts incurred by the joint venture in respect of the completion of its obligations.

Eurogas International is also required to complete certain abandonment and reclamation work during 2011. While the costs required to complete this work is dependent on the type of rig that will be used and on the costs of mobilizing and demobilizing the rig, Eurogas International estimates that aggregate costs will be between US$5.5 million and US$10 million, of which Eurogas International’s share, on an undiscounted basis and in Canadian dollars is $1,791,000. This liability has been included as an asset retirement obligation in these consolidated financial statements assuming a credit adjusted risk-free rate of 5.7% and an annual inflation rate of 2%.

On January 18, 2011, Eurogas International announced that, together with its joint venture partner, it has declared a condition of Force Majeure with respect to its Tunisian project. The Corporation and its joint venture partner believe that the current political uncertainty and civil unrest in Tunisia, which have resulted in the collapse of the government, a declaration of a state of emergency and serious civil disturbance, adversely affects their ability to continue their exploration and evaluation activities. Eurogas International believes that the declaration of a Force Majeure will allow the temporary suspension of activities, while the conditions resulting in the Force Majeure continue. It is anticipated that the Force Majeure declaration will result in an extension of the term of Eurogas International’s exploration permit and development concession in Tunisia for a period of time equivalent to the time that activities were suspended as a result of the Force Majeure. Once the situation in Tunisia is resolved, Eurogas International and its joint venture partner will resume their exploration and evaluation activities.

13.	NET LOSS PER SHARE

For the year ended December 31,	2010	2009
Net loss attributable to shareholders	$(3,775)	$(3,158)
Weighted average number of common shares outstanding	156,118,453	156,111,878
Basic and diluted net loss per share	$(0.02)	$(0.02)

Per share amounts are computed by dividing the loss for the year by the weighted average number of common shares outstanding of 156,118,453 (2009 – 156,111,878). The effect of common share purchase options and of deferred share units on the net loss per share is not reflected as it is considered anti-dilutive.

EUROGAS CORPORATION	20

14.	INCOME TAXES

The Corporation’s net future income tax assets are comprised of the following:

As at December 31,	2010	2009
Future income tax assets
Loss carry forwards	$644	$130
Cumulative eligible capital	193	221
Share issue costs	92	127
Property, plant and equipment	99	49
Asset retirement obligations	230	-
Other	101	15
Valuation allowance	(56)	(92)
Total future income tax assets	1,303	450
Future income tax liabilities
Partnership deferred income	587	9
Equity accounted investment	86	85
Other comprehensive income	15	51
Total future income tax liabilities	688	145
Net future income tax assets	$615	$305

The reconciliation of the expected combined federal and provincial statutory income tax rate of 31% (2009 – 29%) to the effective tax rate on pre-tax losses of $4,710,000 (2009 - $3,474,000) is as follows:

For the years ended December 31,	2010	2009
Computed expected recovery of income taxes	$(1,460)	$(1,007)
Effect on taxes of:
International operations	695	1,127
Non-taxable revenue	(399)	(374)
Non-deductible expenses	292	164
Other differences	102	(43)
Recovery for income taxes	$(770)	$(133)
Represented by:
Current tax recovery	$(11)	$(82)
Future tax recovery	(759)	(51)
	$(770)	$(133)

As at December 31, 2010, the Corporation had operating loss carry forwards of $4,497,000 (2009 - $3,842,000). A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry
2011	$-
2012	106
2013	5
2014	207
2015	366
Thereafter	3,813
$4,497

EUROGAS CORPORATION	21

A valuation allowance has been recorded in respect of the Corporation’s future tax assets when management believes it is more likely than not that some or all of the future income tax assets will not be realized. After consideration of estimated future taxable income, the nature of future income tax assets and potential tax planning strategies, the Corporation has determined that a valuation allowance is required in respect of the loss carry forwards of its subsidiary, Eurogas International.

15.	RELATED PARTY TRANSACTIONS

Services Arrangement with Dundee Resources Limited
Dundee Resources Limited, a wholly owned subsidiary of the Corporation’s parent, Dundee Corporation, provides the Corporation with administrative support services as well as geophysical, geological and engineering consultation with regard to the Corporation’s activities. In the year ended December 31, 2010, the Corporation incurred costs of $862,000 (2009 - $578,000) in respect of these arrangements.

Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities include amounts due to Dundee Corporation and certain subsidiaries of Dundee Corporation. At December 31, 2010, these amounts totalled $1,926,000 (2009 - $437,000). In addition, during 2010 the Corporation recognized a success fee of $500,000 payable to a director of Dundee Corporation in respect of the completion of the Project Financing (Note 11). This amount has also been included in accounts payable and accrued liabilities.

16.	COMMITMENTS

The Corporation and its subsidiaries have lease agreements for premises and equipment pursuant to which future minimum annual lease payments, exclusive of operating costs and realty taxes, are as follows:

2011	$99
2012	90
2013	91
2014	4
2015	-
Thereafter	-

At December 31, 2010, the Corporation had drawn $65,641,000 against its bank loan. The Corporation may draw up to $80,000,000 pursuant to these arrangements on a revolving basis until May 31, 2011. Thereafter, the Corporation may request that the bank loan be renewed for a period of one year, subject to approval by the lender.

17.	FINANCIAL INSTRUMENTS

	Fair Value of Financial Instruments
	Designated as		Classified as		Classified as
	Held for		Loans and		Financial
	Trading		Receivables		Liabilities		TOTAL
As at December 31,	2010	2009	2010	2009	2010	2009	2010	2009
Cash	$2,578	$263	$-	$-	$-	$-	$2,578	$263
Accounts receivable	-	-	5,741	532	-	-	5,741	532
Investments	836	74,459	-	-	-	-	836	74,459
Loan receivable	-	-	560	660	-	-	560	660
Bank loan	-	-	-	-	62,371	-	62,371	-
Risk management contracts	(453)	-	-	-	-	-	(453)	-
Accounts payable and accrued liabilities	-	-	-	-	(5,209)	(1,367)	(5,209)	(1,367)

EUROGAS CORPORATION	22

Fair Value of Financial Instruments
The Corporation classifies the fair value of its financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

  Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 – inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table illustrates the classification of the Corporation’s financial instruments that are carried at fair value as at December 31, 2010 and 2009, classified in accordance with the fair value hierarchy.

	Level 1		Level 2		Level 3		TOTAL
As at December 31,	2010	2009	2010	2009	2010	2009	2010	2009
Cash	$2,578	$263	$-	$-	$-	$-	$2,578	$263
Investments	-	-	536	74,459	300	-	836	74,459
Risk management contracts	-	-	(453)	-	-	-	(453)	-

The level 3 financial asset relates to the Corporation’s acquisition of the Lake Erie Limited Partnership on June 29, 2010 (Note 2). There were no other transactions in level 3 financial assets during the year ended December 31, 2010.

Risk Management
The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The following discussion reviews material financial risks, quantifies certain of the associated exposures, and explains how these risks and the Corporation’s capital are managed.

Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Corporation’s accounts receivable are with customers and joint venture partners in the oil and natural gas business and are subject to normal market risks. The following table illustrates the Corporation’s maximum exposure for accounts receivable and loan receivable.

As at December 31,	2010	2009
Marketers	$3,328	$-
Joint venture partners	1,840	57
Loan receivable from Escal	560	660
Other	573	475
	$6,301	$1,192

EUROGAS CORPORATION	23

The Corporation generated the majority of its revenue since the acquisition of the oil and natural gas properties in southern Ontario, Canada (Note 2) from four core customers, who individually accounted for 52%, 23%, 13% and 12% of total revenue. Of the Corporation’s individual accounts receivable due from marketers, approximately 44% was due from one marketer.

As is common in the oil and natural gas industry in Canada, receivables relating to the sale of oil and natural gas are received on or about the 25th day of the following month. The Corporation currently markets its production to customers with investment grade credit ratings. Otherwise, the Corporation may seek parental guarantees and/or letters of credit prior to transacting with such customers. All amounts outstanding from marketers at December 31, 2010 were subsequently received.

Amounts receivable from joint venture partners represent receivables from other participants in the oil and natural gas sector, and collection of the outstanding balances may be dependent on industry factors such as commodity price fluctuations, escalating costs and the risk of unsuccessful drilling. The Corporation attempts to mitigate the risk from joint venture receivables by obtaining pre-approval of significant capital expenditures. Where the Corporation is the operator of properties, it has the ability to withhold production from joint venture partners in the event of non-payment.

Market Risk
Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices. For purposes of this disclosure, the Corporation segregates market risk into three categories: currency risk, fair value risk and interest rate risk.

Currency Risk
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to the risk of changes in the Canadian to U.S. dollar exchange rate on sales of natural gas. A 3% change in the foreign exchange translation rate of Canadian to U.S. dollars would result in a change to net earnings of approximately $283,000 (2009 - $nil), before associated income taxes.

The Corporation also has foreign exchange exposure to the Euro through a loan receivable, which is denominated in Euros, and through its investment in Escal. A 3% change in the foreign exchange translation rate of Euros to Canadian dollars relating to the loan receivable would result in a change to net earnings of approximately $17,000 (2009 - $90,000), before associated income taxes.

The Corporation’s equity investment in Escal is considered a self-sustaining operation and the current method is used for translating the results of its operations, with unrealized foreign currency translation adjustments included in OCI. A 3% change in the foreign exchange translation rate of Euros to Canadian dollars would change the value of the Corporation’s equity investment in Escal by approximately $48,000 (2009 - $81,000), with the unrealized foreign exchange amount recognized in OCI.

Fair Value Risk
Fair value risk is the potential for loss from an adverse movement in market prices of financial instruments, excluding movements relating to changes in interest rates and foreign exchange currency rates. Fair value risk includes commodity price risk, which is the risk that future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices are influenced by global levels of supply and demand and when realized, may be further impacted by changes in the Canadian and U.S. dollar exchange rate. Significant commodity price fluctuations may materially impact the Corporation’s borrowing base under its bank loan, or its ability to raise additional capital, if required.

EUROGAS CORPORATION	24

Risk Management Contracts
In 2010, the Corporation entered into certain risk management contracts as identified below:

Contract	Volume	Pricing Point	Strike Price CDN$/bbl	Term
Fixed Price Swap	100 bbl/day	NYMEX	$89.29	Dec 1/10 to Dec 31/11
Fixed Price Swap	100 bbl/day	NYMEX	$89.60	Dec 1/10 to Dec 31/11
Fixed Price Swap	100 bbl/day	NYMEX	$90.00	Dec 1/10 to Dec 31/11

Assuming a $1.00 change to the price of crude oil per barrel, the fair value of these crude oil contracts would have impacted 2010 earnings before taxes by $109,000. The Corporation’s financial instruments are not directly impacted by changes in natural gas prices. The results of this sensitivity analysis should not be considered to be predictive of future performance. Changes in the fair value of the derivative crude oil contracts cannot generally be extrapolated because the relationship of changes in certain variables to changes in fair value may not be linear.

Interest Rate Risk
Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation’s primary exposure to interest rate risk is through amounts borrowed under its bank loan arrangements. In general, for every 50 basis point change in market interest rates, net earnings before income taxes would change by approximately $162,000 (2009 - $nil).

The Corporation also incurs interest rate risk through its holdings of short term investments. The Corporation estimates that a 50 basis point increase in market interest rates would increase net earnings before taxes by approximately $157,000 (2009 - $320,000) and conversely, a 50 basis point decrease in market interest rates would decrease net earnings before income taxes by approximately $138,000 (2009 - $320,000).

Liquidity Risk
Liquidity risk is the risk that the Corporation will encounter difficulty in meeting obligations associated with financial liabilities. The Corporation’s financial liabilities are comprised of amounts due pursuant to its bank loan arrangements, as well as accounts payable and accrued liabilities. Draws against the Corporation’s bank loan arrangements are available on a revolving basis until May 31, 2011, after which the Corporation may request annual renewal periods, subject to approval by the lender.

The Corporation mitigates liquidity risk by planning its project expenditures and securing financing facilities in advance of undertaking significant commitments. The Corporation anticipates that it will continue to have adequate liquidity to fund its financial liabilities through its future cash flows. The Corporation has no defaults or breaches on its bank debt and at December 31, 2010, was in compliance with all required financial covenants.

Capital Management
The Corporation defines the capital that it manages as its working capital. The Corporation’s objectives when managing capital are to manage its business in an effective manner with the goal of increasing the value of its assets. The Corporation regularly monitors its available capital and as necessary, adjusts to changing economic circumstances and the risk characteristics of the underlying assets. In order to maintain or adjust capital requirements, the Corporation may consider the issuance of new shares, the entry into joint venture arrangements or farmout agreements, or engage in debt financing.

EUROGAS CORPORATION	25

18.	FUTURE ACCOUNTING DEVELOPMENTS

In February 2008, the Accounting Standards Board affirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in calendar year 2011. The implementation of IFRS will apply to the Corporation's interim and annual consolidated financial statements beginning on January 1, 2011, including the restatement of comparative amounts for 2010. As a result, the Corporation will publish its first consolidated financial statements prepared in accordance with IFRS for the quarter ended March 31, 2011.

While IFRS standards are premised on a conceptual framework similar to Canadian GAAP, there are differences in the areas of recognition, measurement and disclosure that may materially impact the Corporation's consolidated financial statements. The Corporation is participating in the IFRS implementation committee of its parent company and it has completed an assessment to identify the key accounting differences between Canadian GAAP and IFRS. Based on existing IFRS standards, significant differences to Canadian GAAP that may materially impact the Corporation’s financial results include, but are not limited to, the application of the concept of control in the determination of subsidiaries currently designated as VIEs; the definition of business combinations as it applies to the acquisition of the oil and natural gas properties in southern Ontario, Canada (Note 2); accounting for exploration and evaluation activities and associated impairment considerations; and the calculation of the Corporation’s asset retirement obligations (referred to as decommissioning liabilities pursuant to IFRS).

19.	GEOGRAPHIC SEGMENTED INFORMATION

The Corporation defines its reportable segments based on the geographic location of its oil and gas properties. Items that are not directly attributable to specific geographic locations have been allocated to the corporate segment.

	Southern Ontario		Spain		Tunisia		Corporate		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
REVENUES
Oil and gas sales	$19,520	$-	$-	$-	$-	$-	$-	$-	$19,520	$-
Royalties	(3,040)	-	-	-	-	-	-	-	(3,040)	-
Net sales	16,480	-	-	-	-	-	-	-	16,480	-
Interest and other	53	-	-	-	6	124	293	1,397	352	1,521
	16,533	-	-	-	6	124	293	1,397	16,832	1,521
EXPENSES
Cost of sales	5,360	-	-	-	-	-	-	-	5,360	-
Transportation	359	-	-	-	-	-	-	-	359	-
General and administrative	2,045	-	504	507	790	2,002	2,149	1,428	5,488	3,937
Risk management loss	455	-	-	-	-	-	-	-	455	-
Interest	2,148	-	7	1	3	2	2	1	2,160	4
Depreciation, depletion and accretion	7,200	-	-	-	92	592	18	24	7,310	616
Foreign exchange loss	213	-	129	290	69	117	3	6	414	413
	17,780	-	640	798	954	2,713	2,172	1,459	21,546	4,970
LOSS FROM OPERATIONS	(1,247)	-	(640)	(798)	(948)	(2,589)	(1,879)	(62)	(4,714)	(3,449)
Equity earnings (losses)	-	-	4	(25)	-	-	-	-	4	(25)
Income tax recovery	-	-	-	-	-	-	(770)	(133)	(770)	(133)
Non-controlling interest	-	-	165	-	-	-	-	183	165	183
NET LOSS FOR THE YEAR	$(1,247)	$-	$(471)	$(823)	$(948)	$(2,589)	$(1,109)	$254	$(3,775)	$(3,158)

Segmented assets	$151,051	$-	$4,608	$5,004	$24,170	$25,502	$2,619	$71,413	$182,448	$101,919
Segmented liabilities	82,626	-	1,443	1,698	1,933	2,166	2,490	762	88,492	4,626
SEGMENTED NET ASSETS	$68,425	$-	$3,165	$3,306	$22,237	$23,336	$129	$70,651	$93,956	$97,293

CAPITAL ADDITIONS TO:
Property, plant and equipment*	$3,759	$-	$-	$-	$-	$-	$6	$10	$3,765	$10
Deferred exploration costs	-	-	-	-	3,378	3,550	-	-	3,378	3,550
*Excludes the acquisition of the oil and natural gas properties completed in June 2010.

EUROGAS CORPORATION	26